UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File No. 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Translation of registrant’s name into English)

44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario  M5H 3Y4  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒

 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Documents included as part of this Report:

Exhibit No.	Document
99.1	News Release dated July 6, 2015
99.2	Material Change Report for News Release dated July 6, 2015
99.3	News Release dated July 7, 2015
99.4	Material Change Report for News Release dated July 7, 2015
99.5	News Release dated July 8, 2015
99.6	Material Change Report for News Release dated July 8, 2015
99.7	News Release dated July 9, 2015
99.8	Material Change Report for News Release dated July 9, 2015
99.9	Unaudited financial statements for the nine months ended May 31, 2015
99.10	Management’s Discussion & Analysis for the nine months ended May 31, 2015
99.11	Certification of Interim Filings – CEO
99.12	Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TANZANIAN ROYALTY EXPLORATION CORPORATION
(Registrant)

By:	/s/ James Sinclair
James E. Sinclair
Chief Executive Officer

Date:	July 15, 2015